Exhibit 1

Alpha Pro Tech

LTD

ALPHA PRO TECH, LTD. PROVIDES BUSINESS UPDATE

Company will Report Record Quarterly Revenue

For the Second Quarter of 2009

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden IR
Al Millar/Donna Millar	Cameron Donahue
905-479-0654	651-653-1854
e-mail: ir@alphaprotech.com	e-mail: cameron@haydenir.com

Nogales, Arizona — June 4, 2009, Alpha Pro Tech (NYSE Amex: APT) a leading manufacturer of products designed to protect people, products and environments, including disposable protective apparel and building products, today provides a business update due to strong sales activity during second quarter that will end on June 30, 2009.  The Company has experienced strong sales growth, and as a result, management will report record quarterly sales for the second quarter ending June 30, 2009.

Al Millar, President of Alpha Pro Tech commented, “Sales growth accelerated during the first two months of our second quarter 2009 due to our ability to ramp up manufacturing to meet the unexpected demand for our N-95 respirator masks for the swine flu outbreak.  In addition, the growing acceptance of our Building Supply products in the marketplace demonstrates the significant advantages we provide to customers related to our product capabilities and our ability to service our customers.  Building Supply product sales also increased due to our expanded distribution relationships, which began gaining significant traction during 2009.  We look forward to additional opportunities as we move forward.”

In the Infection Control segment, the Company accelerated production of its N-95 respirator masks to provide sufficient quantities to address increased demand amidst concern regarding the swine influenza A (H1N1) virus infection outbreak in North America. Alpha Pro Tech began to see an influx of sales starting the last week in April through the month of May.

Building Supply (formerly Engineered Products) sales remain strong and the Company expects a significant growth rate for the second quarter of 2009 as compared to the same quarter of 2008.  Building Supply sales were $1.9 million in the second quarter of 2008.  This follows the first quarter 2009 sales increase of 66%.  Increased sales of our s REX™ Synfelt synthetic roof underlayment stems from the increased conversion from traditional felt to synthetic underlayment due to superior product capabilities, price points and labor savings, and REX™ Wrap house wrap continues to gain acceptance in the house wrap market.

The Disposable Protective Apparel segment is seeing growth in the low double digits on a year-over-year basis through the end of May 2009.  We expect this growth rate to continue throughout the remainder of 2009.

Lloyd Hoffman, Chief Financial Officer commented, “We have been successfully managing our inventory levels in the Building Supply Products segment over the last number of quarters.  Due to increased demand, we are now at the point where it is necessary to replenish our inventory levels of synthetic roof underlayment but, still have sufficient house wrap inventory on hand for current sales levels”

Mr. Hoffman concluded, “On April 8, 2009, our Board of Directors authorized an additional share repurchase program of the Company’s common stock for up to $2.0 million beyond the current share repurchase program already in place.  For the first quarter of 2009 we repurchased and retired 309,800 shares of common stock at a cost of $285,000.  Subsequent to the end of the first quarter the Company has repurchased and will retire 1,094,800 shares of common stock at a cost of $1,427,000, for a total of 1,404,600 shares of common stock at a cost of $1,712,000 through June 2, 2009.  In total the Company through its buyback program has repurchased 6,043,500 shares of common stock at a cost of $7,262,000. Future repurchases are expected to be funded from cash on hand and cash-flow from operations.”

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Inc. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets. In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap and roof underlayment. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; Valdosta, Georgia; and a joint venture in India. For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

# # #